UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         PLATINUM ENERGY RESOURCES INC.
                                (Name of Issuer)

                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    727659104
                                 (CUSIP Number)

                                 Barry Kostiner
                                189 McNamara Rd.
                          Wesley Hills, New York 10977
                                 (845) 323-0434

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                             Eliezer Helfgott, Esq.
                            Sills Cummis & Gross P.C.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                October 17, 2007
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO 727659104                                                  Page 2 of 10
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Barry Kostiner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
       NUMBER OF
         SHARES               933,130
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY        8     SHARED VOTING POWER
    REPORTING PERSON
          WITH                136,200
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              933,130
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              136,200
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,069,330
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO 727659104                                                  Page 3 of 10
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Braesridge Energy LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
       NUMBER OF
         SHARES               None
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY        8     SHARED VOTING POWER
    REPORTING PERSON
          WITH                136,200
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              None
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              136,200
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      136,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

Item 1. Security and Issuer

      This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the statement on Schedule 13D filed by Barry Kostiner and Braesridge Energy LLC ("BEL"), pursuant to a Joint Filing Agreement filed with the original
Schedule 13D on September 12, 2007, with respect to the common stock, $.0001 par value per share (the "Common Stock") of Platinum Energy Resources Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

      In connection with its formation in 2005, the Issuer issued an aggregate of 3,250,000 shares of Common Stock, at an average purchase price of approximately $0.0077, of which Mr. Kostiner purchased 815,500 shares of Common Stock. On September 23, 2005, the Issuer's board of directors authorized a stock dividend of .3846153 of a share of Common Stock for each outstanding share of Common Stock, effectively lowering the purchase price to $.0056 per share. The Issuer's board of directors authorized a four-for-five reverse stock split, which was effected on October 21, 2005, which effectively raised the purchase price to $0.0069 per share (and increased the number of shares held by Mr. Kostiner to 900,000). These 900,000 shares of Common Stock are sometimes referred to herein as Mr. Kostiner's "Founder's Shares." The source of funds for the payment by Mr. Kostiner was personal funds.

      In addition, Mr. Kostiner purchased 33,130 shares of Common Stock on the open market for the aggregate net purchase price of approximately $239,119. An itemized breakdown of the daily transactions from July 3, 2006 through September 15, 2006 is more fully set forth in Item 5 below. The source of funds for the payment by Mr. Kostiner for such Common Stock was personal funds.

      On August 27, 2007, when it was not in possession of material non-public information regarding Issuer, BEL entered into two "written plans for trading securities" within the meaning of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934. Pursuant to each of the plans, BEL agreed to purchase shares of Issuer common stock commencing September 4, 2007, in specified daily amounts through October 30, 2007, at a purchase price not to exceed $7.70 per share, as follows:

      (a) 2,000 shares per trading day from September 4 through September 12, 2007;

      (b) 5,000 shares per trading day from September 17 through September 26, 2007; and

      (c) 10,000 shares per trading day from October 8 through October 30, 2007.

      One of the plans was in effect terminated on September 4, 2007, when it was later learned that the broker was unable to settle the trades made from September 4th through September 19th in accordance with the plan due to that broker's clearing system failures. The plan was then transferred to the broker executing trades under the other plan already in place, effectively implementing such plan anew for purchases made pursuant thereto from and after September 20th. However, due to deviations from the terms of one of such plans and its resulting effective termination, to the extent that the two plans are viewed as a single trading plan, the affirmative defense provided by Rule 10b5-1 would not be available to such affiliate for purchases of Common Stock made between September 4th and September 19th. As of the date hereof, BEL has purchased 136,200 shares of Issuer common stock pursuant to the plans.

      Certain purchases made by BEL under its 10b5-1 plans exceeded the volume limitations of Rule 10b-18, a rule which provides a safe harbor if purchases are made by a public company or its affiliates in compliance with certain procedures designed to minimize the impact of such purchases on market prices, including the volume and timing of purchases. Specifically, purchases occurring on September 24th, 25th and 26th did not comply with the volume limitations of Rule 10b-18. Such purchases, though outside the safe harbor, did not materially impact the Issuer's stock price, which increased from $7.63 to $7.64 during the week that such non-compliant purchases were made. On October 7, 2007, BEL instructed its broker that all purchases under the 10b5-1 plans must also comply with Rule 10b-18, including the volume limitations. BEL has purchased a total of 136,200 shares of Common Stock pursuant to these plans for an aggregate purchase price of $1,040,856. An itemized breakdown of the daily transactions from September 4, 2007 through October 17, 2007 is more fully set forth in Item 5 below. The source of funds for the payment by BEL for such Common Stock was BEL's working capital.

Item. 4. Purpose of the Transaction

      Mr. Kostiner acquired the shares of Common Stock beneficially owned by him for investment purposes. BEL acquired its shares of Common Stock for investment purposes.

      On October 4, 2006, the Issuer, its wholly-owned subsidiary, PER Acquisition Corp. and Tandem Energy Corporation ("TEC") entered into an Asset Acquisition Agreement and Plan of Reorganization, as amended, pursuant to which the Issuer will acquire all of the assets and assume substantially all of the liabilities of TEC, including approximately $42 million of TEC's debt, in exchange for the issuance of approximately 8 million shares of Common Stock of the Issuer (the "Acquisition"). The Acquisition is expected to be consummated following receipt of the required approval by the Issuer's stockholders and the fulfillment of certain other closing conditions.

      The Issuer intends to seek stockholder approval of the Acquisition at a special meeting of stockholders being held on October 26, 2007. A proxy statement covering the proposed Acquisition, among other items, will be mailed to the Issuer's stockholders of record. With respect to the vote on the Acquisition at the special meeting, Mr. Kostiner has agreed to vote his Founder's Shares in the same manner as the shares of Common Stock issued in the Issuer's initial public offering are voted. All other Common Stock owned by Mr. Kostiner may be voted in any manner Mr. Kostiner chooses. Mr. Kostiner has indicated that he will vote the shares of Common Stock acquired by him and BEL (as manager) in favor of the approval of the Acquisition.

      In addition to the purchases made under the 10b5-1 plans, BEL may engage in private purchases, including block purchases, of Issuer securities, at any time prior to Issuer's special meeting of stockholders relating to the Acquisition proposal during a period when it is not aware of any material nonpublic information regarding Issuer, and in compliance with the insider trading provisions of the Issuer's Code of Ethics. Such private purchases may take into consideration whether the prospective seller has indicated an intention to vote against the asset acquisition proposal. The intention of BEL in making the proposed purchases is to cause or support the approval of the proposed asset acquisition. As disclosed in the Issuer's proxy statement, management, including Mr. Kostiner, believes that the Acquisition is in the best interests of the Issuer. However, as more fully described under the heading "Management Conflicts of Interests" in the Issuer's proxy statement, Mr. Kostiner (as well as other members of management) has financial incentives to seek the approval of the Acquisition that are not shared by the public stockholders of the Issuer, including that, without the consummation of the Acquisition by the Issuer, the shares of Common Stock acquired by Mr. Kostiner prior to the IPO will not be entitled to receive any liquidating distribution and will become worthless, as will the warrants. Further, Mr. Kostiner, along with Mark Nordlicht, has an additional interest in supporting and causing the consummation of the Acquisition in that they have agreed to indemnify Issuer against losses, liabilities, claims, damages and expenses incurred as a result of any claim by any vendor who is owed money by Issuer for services or products to the extent necessary to ensure that such losses, liabilities, claims, damages or expenses do not reduce the amount in the trust fund in the event of liquidation. As of September 30, 2007, Issuer's accounts payable and accrued expenses were approximately $1,550,000.

      BEL intends to approach stockholders who it has identified as having sizable positions in Issuer, either through their public filings, direct inquiry or otherwise, beginning with those with the largest positions and, time permitting, those with smaller positions, and who have voted against or indicated an intention to vote against the Acquisition, concentrating on those large block stockholders who have voted against, or threatened to vote against, business combinations in unrelated but similar SPAC transactions, with the intention to purchase their shares and vote them in favor of the Acquisition. The motivation behind approaching specific stockholders is to cause or support the approval of the Acquisition by purchasing shares that may vote against the Acquisition and demand conversion their shares and voting them in favor of the Acquisition. BEL may also be approached by stockholders who have voted against or indicated an intention to vote against the Acquisition who may be seeking to have their shares purchased. In either case, BEL intends to privately negotiate the purchase of such shares. Neither Mr. Kostiner nor BEL will receive any compensation from the Issuer for making such purchases. Mr. Kostiner, on behalf of BEL, has advised the Issuer that he has not yet determined the amount of consideration to be paid for the shares to be purchased, nor whether there will be any limitations on the amount that BEL is willing to purchase on an individual or aggregate basis.

      It is likely, however, that any shares of common stock purchased privately by BEL will be made at a premium to the market price. Such private purchases are also likely to be conditioned upon obtaining from the selling shareholder: (a) a proxy to vote the shares at the special meeting, or (b) if the seller has already voted the shares against the Acquisition, a new proxy card changing seller's vote to one in favor of the Acquisition. To the extent that a selling shareholder holds its shares in "street name" and has already voted its shares against the Acquisition, the purchase would likely be conditioned upon the seller providing directions to its bank, broker or nominee to change its voting instructions with respect to such shares prior to the meeting. BEL intends to vote all shares so purchased in favor of the Acquisition and the other proposals to be presented at the Issuer's special meeting of stockholders.

      Immediately prior to the purchase by BEL of an aggregate of 432,000 shares, or 3% of the 14,400,000 shares purchased in the Issuer's IPO, and, thereafter, immediately prior to any subsequent purchases by BEL of an aggregate of an additional 432,000 shares, the Issuer intends to disclose via press release BEL's intention to make such purchases. Further, the actual purchases made by BEL will be promptly disclosed through the Form 4 filing mechanism.

      Other than as indicated in this Schedule 13D and in connection with the Acquisition, neither Mr. Kostiner nor BEL has any present plans or proposals which relate to or would result in any of the following (although each reserves the right to develop such plans or proposals): (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;
(vii) any changes in the Issuer`s charter or bylaws or other actions which may impede the acquisition of the control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) (i) Mr. Kostiner is the beneficial owner of 933,130 shares of Common Stock, representing approximately 5.2% of the outstanding Common Stock (based on the 18,000,000 shares of Common Stock reported to be outstanding in the Issuer's most recent Quarterly Report on Form 10-Q). Mr. Kostiner is also the beneficial owner of 35,000 warrants to purchase Common Stock of the Issuer. These warrants are not presently exercisable and cannot be exercised until the consummation of the Acquisition. If the Acquisition is not consummated, the Issuer will liquidate and the warrants will expire worthless.

      (ii) BEL is the record owner of 136,200 shares of Common Stock, representing less than 1% of the outstanding Common Stock, and warrants to purchase 2,186,300 shares of Common Stock of the Issuer. These warrants are not presently exercisable and cannot be exercised until the consummation of the Acquisition. If the Acquisition is not consummated, the Issuer will liquidate and the warrants will expire worthless. Mr. Kostiner, as the manager of BEL, in which capacity he has voting and/or investment power over the shares of Common Stock held by BEL, may be deemed to beneficially own the shares of Common Stock held by BEL. BEL disclaims beneficial ownership in the shares and warrants held by Mr. Kostiner described above Item 5(a)(i).

      (b) Mr. Kostiner has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the 933,130 shares of Common Stock beneficially owned by him. Each of Mr. Kostiner and BEL may be deemed to hold shared power to vote and dispose of the 136,200 shares of Common Stock held by BEL and described above in Item 5(a)(ii).

      (c) (i) No trades were made by Mr. Kostiner of shares of Common Stock of the Issuer within the past 60 days. The following purchases of Common Stock of the Issuer were effected by Mr. Kostiner on the open market pursuant to a 10b5-1 trading plan between July 3, 2006 and September 15, 2006.

             Quantity                  Date           Price
          ---------------         --------------     --------
              2,000                  07/3/2006        $7.20
              2,000                  07/5/2006        $7.20
              2,000                  07/7/2006        $7.20
              2,000                 07/10/2006        $7.20
              2,000                 07/11/2006        $7.20
              2,000                 07/12/2006        $7.20
              2,000                 07/14/2006        $7.24
              1,193                 07/21/2006        $7.24
               807                  07/21/2006        $7.24
              2,000                 07/24/2006        $7.24
              2,000                 07/27/2006        $7.27
              2,000                  08/1/2006        $7.25
              2,000                  08/2/2006        $7.25
              2,000                  08/9/2006        $7.17
               230                  08/18/2006        $7.10
              2,000                 08/28/2006        $7.19
               400                  08/30/2006        $7.19
               500                   09/6/2006        $7.22
              2,000                 09/11/2006        $7.22
              2,000                 09/15/2006        $7.23

            (ii) The following purchases of shares of Common Stock of the Issuer were effected by BEL on the open market pursuant to its 10b5-1 trading plans within the past 60 days:

            # Shares Purchased        Date            Price
            ------------------        ----            -----

            2,000                     9/4/07          $7.55
            2,000                     9/5/07          $7.55
            2,000                     9/6/07          $7.60
            2,000                     9/7/07          $7.60
            2,000                     9/10/07         $7.60
            2,000                     9/11/07         $7.62
            2,000                     9/12/07         $7.63
            5,000                     9/17/07         $7.63
            5,000                     9/18/07         $7.65
            5,000                     9/19/07         $7.645
            10,000                    9/20/07         $7.62
            10,000                    9/21/07         $7.64
            10,000                    9/24/07         $7.65
            10,000                    9/25/07         $7.63
            10,000                    9/26/07         $7.63
            4,700                     10/09/07        $7.65
            4,700                     10/10/07        $7.64
            4,700                     10/11/07        $7.63
            19,800                    10/15/07        $7.68
            19,800                    10/16/07        $7.66
            3,500                     10/17/07        $7.65

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

      Pursuant to a Letter Agreement, dated June 3, 2005, between the Issuer, Casimir Capital LP and Mr. Kostiner, when the Issuer seeks stockholder approval of a business combination transaction, Mr. Kostiner has agreed to vote the shares of Common Stock owned by him on such proposal in accordance with the majority of the votes cast by the holders of the shares of Common Stock issued in the Issuer's initial public offering.

      Prior to the Issuer's IPO, each of the founding shareholders, all of who were officers and directors, of the Issuer entered into subscription agreements with the Issuer. Pursuant to certain of these subscription agreements, in the event that such founding shareholder cease to remain affiliated with the Issuer during a certain three-year escrow ending October 28, 2008, then the shares of the Issuer purchased under the subscription agreements revert back to Mr. Kostiner, at his election within three months of the respective subscriber's termination, at the par value per share purchase price of $0.0001. On May 16, 2007, Mr. James E. Bashaw resigned as a member of the Issuer's board of directors. On August 15, 2007, Mr. Kostiner entered into an agreement with Mr. Bashaw pursuant to which Mr. Kostiner agreed to purchase Mr. Bashaw's 45,000 shares of Common Stock at the expiration of the three year escrow period, conditioned upon consummation of the Acquisition. These shares will remain in escrow until the expiration of the three year escrow period. There are currently an aggregate of 480,000 additional shares of Common Stock subject to such subscription agreements with the Issuer.

      BEL has entered into two "written plans for trading securities" within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934. See Item 3.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 18, 2007


                                        By: /s/ Barry Kostiner
                                            ------------------


                                        Braesridge Energy LLC

                                        By: /s/ Barry Kostiner
                                            ------------------
                                            Name: Barry Kostiner
                                            Title: Manager